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                          March 11, 2024

       Larry Dorfman
       Manager of Roots REIT Management, LLC
       Roots Real Estate Investment Community I, LLC
       1344 La France Street NE
       Atlanta, GA 30307

                                                        Re: Roots Real Estate
Investment Community I, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed March 1, 2024
                                                            File No. 024-11897

       Dear Larry Dorfman:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, the offering statement fails to comply with the financial statement requirements for Tier 2 offerings under paragraph (c) of Part F/S of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Benjamin
Holt at 202-551-6614 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Michael P. Williams